SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Traffic Statistics for April 2008

São Paulo, May 5, 2008 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”) and VRG Linhas Aéreas S.A. (“VRG”), today released preliminary passenger statistics for the month of April 2008. Consolidated domestic passenger traffic (RPK) for April 2008 increased 14% and capacity (ASK) increased 23% year-over-year (vs. April 2007). Domestic consolidated load factor for the month was 66% and international consolidated load factor was 53%. GOL’s total system load factor for the month of April was 63%.

GTA’s domestic passenger traffic (RPK) for April 2008 was 1,534mm and capacity (ASK) was 2,329mm. International passenger traffic (RPK) was 145mm and capacity (ASK) was 235mm. VRG’s domestic passenger traffic (RPK) for April 2008 was 318mm and capacity (ASK) was 463mm. International passenger traffic (RPK) was 309mm and capacity (ASK) was 623mm.

Consolidated Operating Data	April	April	Change
	2008 *	2007 *	(%)
Total System
ASK (mm) (1)	3,650.3	2,918.0	25.1%
RPK (mm) (2)	2,305.6	1,957.2	17.8%
Load Factor (3)	63.2%	67.1%	-3.9 p.p.
Domestic Market
ASK (mm) (1)	2,792.1	2,272.9	22.8%
RPK (mm) (2)	1,851.9	1,626.5	13.9%
Load Factor (3)	66.3%	71.6%	-5.3 p.p.
International Market
ASK (mm) (1)	858.2	645.1	33.0%
RPK (mm) (2)	453.7	330.7	37.2%
Load Factor (3)	52.9%	51.3%	+1.6 p.p.
( * ) April 2008 - preliminary data; final data for April 2007.

(1) Available seat kilometers represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(2) Revenue passenger kilometers represents the numbers of kilometers flown by revenue passengers.
(3) Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

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CONTACT:

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4) is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A GTA offers over 640 daily flights to 58 destinations connecting the most important cities in Brazil as well as the main destinations in South America. VRG offers over 120 daily flights to 12 destinations in Brazil and 7 international destinations. GTA and VRG operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.

IR
Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
G. Juncadella e M. Smith
Ph: 1 (212) 704-4448 / 704-8196
gabriela.juncadella@edelman.com
meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.